Itaú Unibanco Holding S.A.
CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
OF APRIL 29, 2013

DATE, TIME AND PLACE: On April 29, 2013 at 2:00 p.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Pedro Moreira Salles.

QUORUM: The full complement of elected members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

1.         approved the Account Statements for the period from January to March 2013, which were the subject of the opinion and unqualified report, respectively, of the Fiscal Council and Independent Auditors; and

2.         authorized their publication through dispatch to the CVM – Brazilian Securities and Exchange Commission, BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange, SEC – U.S. Securities and Exchange Commission, NYSE – New York Stock Exchange (both in the United States), Comisión Nacional de Valores (the Argentine National Securities Commission) and the BCBA – the Buenos Aires Stock Exchange (both in Argentina).

CONCLUSION: The work of the meeting having been concluded, these minutes were read, approved and signed by all. São Paulo (SP), April 29, 2013. (signed) Pedro Moreira Salles – Chairman; Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alfredo Egydio Setubal, Candido Botelho Bracher, Demosthenes Madureira de Pinho Neto, Gustavo Jorge Laboissière Loyola, Henri Penchas, Israel Vainboim, Nildemar Secches, Pedro Luiz Bodin de Moraes and Ricardo Villela Marino – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer